SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549

FORM 6-K REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2003

Luke Energy Ltd (Translation of registrant’s name into English)

1200, 520 - 5th Avenue SW Calgary Alberta, Canada T2P 3R7 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form20-F or Form40-F:

Form 20-F |X| Form 40-F |_|

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|

If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

  EXPLANATORY NOTE

On February 25, 2003, the shareholders of KeyWest Energy Corporation (“KeyWest”) approved a plan of arrangement involving KeyWest, its wholly owned subsidiary Luke Energy Ltd. (“Luke”), Viking Energy Royalty Trust (“Viking”), Viking Holdings Inc. and Viking KeyWest Inc. Pursuant to the arrangement, holders of KeyWest common shares received at their election, for each KeyWest common share (A) (i) 0.5214 of a trust unit of Viking, (ii) Cdn.$3.65 cash, or (iii) a combination of (i) and (ii), and (B) one-tenth of one common share of Luke. The terms and conditions of the arrangement, and the procedures relating thereto, were determined by the Court of Queen’s Bench of Alberta, Judicial District of Calgary (the “Court”) to be fair to the persons affected. The Court also issued an order approving the arrangement pursuant to the provisions of Section 192 of the CANADA BUSINESS CORPORATIONS ACT. The trust units of Viking and the common shares of Luke issued under the arrangement to holders of KeyWest common shares were issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act of 1933, as amended, provided by Section 3(a)(10) thereunder.

Under Rule 12g-3(a) of the U.S. Securities Exchange Act of 1934, as amended (the “Act”), Luke is a “successor issuer” to KeyWest, which previously filed periodic reports under the Act. As KeyWest’s securities are registered under Section 12(g) of the Act, the securities of Luke are now deemed registered under that section, and Luke is required to file periodic reports under the Act with the SEC. This Current Report on Form 6-K was orignally filed by Luke on September 12, 2003 under the original SEC file number for KeyWest. This Current Report on Form 6-K is being re-filed under Luke’s new SEC file number which Luke will use for all of its future filings with the SEC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Luke Energy Ltd., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	September 9, 2003 Luke Energy Ltd.

By:	/s/ Mary C. Blue Mary C. Blue President & COO

Q2

S E C O N D Q U A R T E R R E P O R T

2003

Highlights

	Three months	Period
	ended	ended
	June 30	June 30
(unaudited)	2003	2003

Operating [1]
Number of producing days	91	125
Production
Oil – bopd	93	88
Gas – mcf/d	401	430
Total – boepd (6 mcf = 1 bbl)	160	160
Product Prices ($Cdn)
Oil – $/bbl	$35.60	$36.78
Gas – $/mcf	$6.45	$7.36

Financial ($Cdn except per share numbers) [1]
Gross production revenue	$537,055	$802,863
Cash flow from operations [2]	$287,293	$355,646
per share – basic	$0.01	$0.02
per share – diluted	$0.01	$0.01
Earnings	$85,123	$90,076
per share – basic and diluted	$0.00	$0.00
Weighted average shares outstanding	29,234,258	23,520,093
Shares outstanding	33,053,946	33,053,946
Working capital	$35,216,131	$35,216,131
Shareholders’ equity	$40,201,529	$40,201,529
[1] There are no comparative numbers as the Company began operations February 26, 2003.
[2] Cash flow from operations means earnings plus future taxes and depletion and depreciation.

L u k e E n e r g y L t d.

Report to Shareholders

Luke Energy Ltd. presents its interim operating and financial results for the second quarter together with the period from commencement of operations to June 30, 2003. Your Company began operations on February 26, 2003, having been created in conjunction with the sale of KeyWest Energy Corporation (our former company) to Viking Energy Royalty Trust. As part of the sale arrangement, Viking rolled 160 barrels of oil equivalent per day (boepd) into Luke Energy and subsequently, through two private placements, the Company raised $35 million. The major financing involved the sale of 24.8 million special warrants at $1.45 each (subsequently converted into Luke shares on a “one for one basis”). Luke Energy thus began its corporate life with 33.05 million shares outstanding, cash of $35 million, no debt, production of 160 boepd and 11,720 acres of undeveloped land.

Though the second quarter, production volumes remained steady at 160 boepd (58% oil) while revenues, cash flow and earnings were higher than anticipated as a result of continuing high oil and gas prices. Second quarter oil prices averaged $35.60 Cdn. per barrel (for comparison, the New York Mercantile Exchange price during the quarter averaged $28.91 U.S. per barrel). Gas prices for Luke Energy averaged $6.45 Cdn. per mcf (as compared to a NYMEX price of $5.74 U.S. per mcf). The Company’s cash position at the end of June was unchanged at $35 million.

Our business strategy is to focus in western Canada and grow through a combination of mergers, acquisitions, and new drilling opportunities. We have reviewed a number of potential corporate and property acquisitions to-date; however none has thus far evidenced the quality or the upside where we can generate additional value. In contrast, considerable progress has already been made on the exploration front. Luke Energy is actively accumulating seismic and land on a shallow multi-zone gas prospect in northern Alberta which has been developed by Rob Wollmann, our new vice-president of exploration. Subsequent to the end of the quarter we have spent $260,000 acquiring seismic and have amassed an additional 9,000 acres of land at a cost of $1.4 million. Drilling will commence in January and February of 2004. With continuing high commodity prices our better near-term opportunities appear to lie in generating our own low-to medium-risk drilling prospects. Thus we will continue to actively generate new drilling prospects while we seek potential corporate and property acquisitions.

Your Company has the financial resources and the technical ability to capitalize on virtually any attractive opportunity which presents itself. We look forward to keeping you advised of our progress as we build a profitable new oil and gas company.

On behalf of the Board,

Mary C. Blue (signed) President & COO	Harold V. Pedersen (signed) Chairman & CEO

L u k e E n e r g y L t d.	1

Management’s Discussion and Analysis

The following discussion and analysis should be read in conjunction with the Company’s unaudited interim financial statements for the period ended June 30,2003. Barrel of oil equivalent (“boe”) amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil (6:1).

Management’s discussion and analysis contains the term “cash flow from operations” which is calculated by adding future taxes and depletion and depreciation (non-cash items) to earnings for the period. Cash flow from operations is not a generally accepted accounting principle standard and therefore may not be comparable to others.

Revenue

Second quarter oil and gas production revenues were $537,055 and year-to-date revenues were $802,863. Production volumes for the quarter remained steady at 160 boepd and oil and gas prices continued to be strong. The Company’s average oil price was $35.60 per barrel while gas averaged $6.45 per mcf (year-to-date oil averaged $36.78 per barrel and gas averaged $7.36 per mcf).

Royalties

Royalty expense for the second quarter was $127,991, an average of 24% of production revenue or $8.79 per boe. Year-to-date royalty expense was $197,377, an average of 25% of production revenue or $9.86 per boe.

Operating Expenses

Second quarter operating expenses were $76,189 or $5.23 per boe consistent with the year-to-date operating expenses of $104,401 or $5.21 per boe.

General and Administrative Expenses

General and administrative expenses were $300,031 for the second quarter and $393,341 for the period ended June 30, 2003. The Company has strategically enhanced staffing levels and space requirements to enable the Company to grow its operations.

Interest

Interest income of $281,172 for the second quarter ($294,782 year-to-date) was earned on the proceeds from the March, 2003 special warrant financing at a rate of approximately 3.2%.

Capital Expenditures

During the second quarter the Company incurred $193,331 of capital expenditures. Part of the costs were incurred to recomplete a Bassano gas well which was tied-in and placed on production

2	L u k e E n e r g y L t d.

in July. The remaining expenditures were primarily for computer equipment and software for the technical team.

Depletion and Depreciation

The provision for depletion and depreciation for the second quarter was $131,770 or $9.05 per boe. For the period ended June 30, 2003 the provision is $179,770 or $8.98 per boe.

Taxes

Current taxes of $25,200 for the second quarter and $44,200 for the period ended June 30, 2003 relate exclusively to the federal Large Corporations Tax. The provision for future taxes of $70,400 for the second quarter and $85,800 year-to-date represent 39% of pre-tax earnings. The recent federal tax rate changes and the ongoing Alberta rate reductions while beneficial to the Company in the future have no immediate impact on the financial results.

Cash Flow and Earnings

Continued strong commodity prices contributed to cash flow for the second quarter of $287,294 or $0.01 per share. Earnings for the quarter were $85,124 ($0.00 per share). Year-to-date cash flow was $355,646 ($0.02 per share) and earnings were $90,076 ($0.00 per share).

Liquidity and Capital Resources

The Company is well capitalized for growth with working capital at June 30, 2003 of $35,216,131.

At June 30, 2003 the Company had 33,053,946 common shares outstanding and 825,000 stock options outstanding.

Business Conditions and Risks

The business of exploration, development and acquisition of oil and gas reserves involves a number of uncertainties and as a result, Luke Energy is exposed to a number of risks inherent in the oil and gas industry. Operationally, the Company faces risks that are associated with finding, developing, and producing oil and gas reserves. These include risks associated with drilling, economic risk, environmental and safety concerns, and access to processing facilities. The financial risks that are not within Luke Energy’s control are the fluctuations in commodity prices and interest rates.

Luke Energy mitigates risk through the competence of its management team, adequate insurance coverage, and safety and environmental programs that meet or exceed regulations.

L u k e E n e r g y L t d.	3

Balance Sheets

	June 30	January 9
	2003	2003
	(unaudited)	(audited)

Assets
Current assets:
Cash and term deposits	$35,222,539	$100
Receivables	341,936	–
	35,564,475	100
Capital assets	3,658,848	–
Future taxes	1,388,800	–
	$40,612,123	$100

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$348,344	$–
		–
Provision for site restoration	62,250	–
Shareholders’ equity:
Share capital (note 2)	40,111,453	100
Retained earnings	90,076	–
	40,201,529	100
	$40,612,123	$100

See accompanying notes to financial statements.

On behalf of the Board:

Director Harold V. Pedersen (signed)	Director Mary C. Blue (signed)

4	L u k e E n e r g y L t d.

Statement of Operations and Retained Earnings

	Three months	Period
	ended	ended
	June 30	June 30
(unaudited)	2003	2003

Revenue:
Oil and gas production	$537,055	$802,863
Royalties	(127,991)	(197,377)
Interest	281,172	294,782
	690,236	900,268
Expenses:
Operating	76,189	104,401
General and administrative	300,031	393,341
Interest	1,523	2,680
Depletion and depreciation	131,770	179,770
	509,513	680,192

Earnings before taxes	180,723	220,076
Taxes:
Current	25,200	44,200
Future	70,400	85,800
	95,600	130,000

Earnings	$85,123	$90,076
Retained earnings, beginning of period	$4,953	$–
Retained earnings, end of period	$90,076	$90,076
Weighted average number of common shares outstanding	29,234,258	23,520,093
Earnings per share – basic and diluted	$0.00	$0.00

See accompanying notes to financial statements.

L u k e E n e r g y L t d.	5

Statement of Cash Flow

	Three months	Period
	ended	ended
	June 30	June 30
(unaudited)	2003	2003

Cash provided by (used in):
Operating:
Earnings for the period	$85,123	$90,076
Items not affecting cash:
Depletion and depreciation	131,770	179,770
Future taxes	70,400	85,800
Cash flow from operations	287,293	355,646
Change in non-cash working capital	(27,502)	(71,952)
	259,791	283,694
Financing:
Common shares issued, net of issue costs (note 2)	35,965,976	35,090,988
Initial common shares redeemed for cash	–	(100)
	35,965,976	35,090,888
Investing:
Additions to capital assets	(193,331)	(230,503)
Change in non-cash working capital	78,360	78,360
	(114,971)	(152,143)

Increase in cash	36,110,796	35,222,439
Cash position, beginning of period	(888,257)	100
Cash position, end of period	$35,222,539	$35,222,539

Cash position includes cash and term deposits net of bank indebtedness.

See accompanying notes to financial statements.

6	L u k e E n e r g y L t d.

Notes to Financial Statements

Period ended June 30, 2003 (unaudited)

The interim financial statements of Luke Energy Ltd. (“Luke” or the “Company”) have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the period ended March 31, 2003. The disclosures provided below are incremental to those included in the March 31, 2003 interim financial statements. The interim financial statements should be read in conjunction with the March 31, 2003 interim financial statements.

1.	Incorporation and plan of arrangement:

Luke Energy Ltd. (“Luke” or the “Company”) is engaged in the acquisition, exploration, development and production of oil and gas reserves in western Canada.

The Company was incorporated pursuant to the Canada Business Corporations Act on January 9, 2003 as a wholly owned subsidiary of KeyWest Energy Corporation (“KeyWest”). Pursuant to the plan of arrangement between Viking Energy Royalty Trust, Viking Holdings Inc., Viking KeyWest Inc., KeyWest and Luke, KeyWest transferred interests in certain petroleum and natural gas properties and related facilities (“Retained Assets”) to Luke in exchange for common shares in Luke. On February 26, 2003, the closing of the plan of arrangement, the common shares of Luke held by KeyWest were distributed to the shareholders of KeyWest on a one for ten basis. Luke began trading on the Toronto Stock Exchange on February 28, 2003.

The following summarizes the transfer of the Retained Assets which were initially recorded at KeyWest’s net book value as Luke and KeyWest are related parties. The amounts were then adjusted for the booking of the site restoration provision and the future tax asset. The results of the operations of the Retained Assets were included from February 26, 2003.

Net assets acquired and liabilities assumed:
Petroleum and natural gas rights	$2,482,106
Equipment and facilities	1,126,009
Future tax asset	628,550
Site restoration	(62,250)
$4,174,415
Consideration:
Issuance of 6,581,361 common shares	$4,174,415

L u k e E n e r g y L t d.	7

2.	Share capital:

The Company is authorized to issue an unlimited number of common shares together with an unlimited number of preferred shares issuable in series.

Common shares issued and outstanding:

	Number of
	Shares	Amount
Amount
Balance at January 9, 2003, date of incorporation	100	$100
Initial shares redeemed for cash	(100)	(100)
Issued on completion of the plan of arrangement	6,581,361	4,174,415
Issued through private placement	1,645,000	1,332,450
Conversion of special warrants	24,827,585	36,000,000
Share issue costs	–	(2,241,462)
Future tax effect of the share issue costs	–	846,050
Balance at June 30, 2003	33,053,946	$40,111,453

At June 30, 2003, 825,000 stock options were issued and outstanding pursuant to the Stock Option Plan at an exercise price of $0.81 per share. These options vest equally over a three-year period and expire on February 18, 2008. The Company accounts for its stock-based compensation plans using the intrinsic-value method whereby no costs have been recognized in the financial statements for stock options granted to employees and directors. If the fair value method had been used, the Company’s earnings and earnings per share would approximate the following pro-forma amounts:

	Three months	Period
	ended	ended
	June 30	June 30
($, except per share amounts)	2003	2003
Fair value of options granted	$–	$331,429
Earnings – as reported	$85,123	$90,076
Earnings – pro forma	$57,580	$50,426
Basic and diluted earnings per share – as reported	$0.00	$0.00
Basic and diluted loss per share – pro forma	$0.00	$0.00

The fair value of each stock option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 5%, dividend yield of 0%, expected life of 5 years, and volatility of 50%.

3.	Supplemental Cash Flow Information:

Amounts actually paid during the period relating to interest expense and capital taxes are as follows:

	Three months	Period
	ended	ended
	June 30	June 30
	2003	2003

Interest paid	$1,523	$2,680
Capital taxes paid	$–	$–

8	L u k e E n e r g y L t d.

Corporate Information

Directors		Management	Head Office
Ronald L. Belsher [1,2]		Harold V. Pedersen	1200, 520 - 5 Avenue S.W.
Calgary, Alberta		Chairman & CEO	Calgary, Alberta T2P 3R7
Telephone: (403) 261-4811
Mary C. Blue		Mary C. Blue	Facsimile: (403) 261-4818
President & COO		President & COO	Website: www.lukeenergy.com
Calgary, Alberta
		Garry L. West	Stock Exchange Listing
Senior Vice-President,
David Crevier [1,3]		Engineering & Production	Toronto Stock Exchange
Montreal, Quebec			Trading Symbol: LKE

Alain Lambert [2]		Rob E. Wollmann	Registrar and Transfer Agent
Montreal, Quebec		Vice-President, Exploration
Computershare Trust Company
Hugh Mogensen [1]		Kevin Lee	of Canada
Victoria, B.C.		Vice-President, Engineering	Calgary, Alberta

Harold V. Pedersen [2]		Carrie McLauchlin
Chairman & CEO		Vice-President, Finance & CFO
Calgary, Alberta			Bankers
David Lewis
Lyle D. Schultz [3]		Vice-President, Land	Canadian Imperial Bank of Commerce
Calgary, Alberta			Oil & Gas Group
		Darwyn Miles	Calgary, Alberta
J. Ronald Woods [1,3]		Manager, Engineering
Toronto, Ontario
		Ruth A. DeGama	Auditors
1	Audit & Reserves Committee	Manager, Production Services
2	Compensation Committee		KPMG LLP
3	Corporate Governance Committee	Chris von Vegesack	Calgary, Alberta
Corporate Secretary

Evaluation Engineers

Gilbert Laustsen Jung Associates Ltd.
Calgary, Alberta

Solicitors

Burnet, Duckworth & Palmer
Calgary, Alberta
Colby, Monet, Demers, Delage & Crevier
Montreal, Quebec

L u k e E n e r g y L t d.

Luke Energy Ltd. 1200, 520 - 5 Avenue S.W Calgary, Alberta T2P 3R7 Telephone: (403) 261-4811 Facsimile: (403) 261-4818